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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                          (Amendment No. 3*)

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                          Tivoli Systems Inc.
                       (Name of Subject Company)

                        Topaz Acquisition Corp.
                    International Business Machines
                              Corporation
                               (Bidders)
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                Common Stock, Par Value $0.01 Per Share
                    (Title of Class of Securities)

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                               888722105
                 (CUSIP Number of Class of Securities)

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                      Lawrence R. Ricciardi, Esq.
               Senior Vice President and General Counsel
              International Business Machines Corporation
                           Old Orchard Road
                        Armonk, New York 10504
                            (914) 765-1900

     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

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                               Copy to:
                        Robert L. Seelig, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

         * Constituting the final amendment to Schedule 14D-1


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          International Business Machines Corporation and Topaz
Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 2, 1996, as amended by Amendments No. 1 and 2, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Tivoli Systems Inc., a Delaware corporation, as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6. Interest in Securities of the Subject Company.

          On March 2, 1996, the Purchaser accepted for payment a total of 15,129,119 Shares.


          Item 10. Additional Information.

          The Offer terminated at 12:00 midnight, New York City time, on Friday, March 1, 1996.


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                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 11, 1996


                                   TOPAZ ACQUISITION CORP.,


                                     by:/s/  LEE A. DAYTON
                                        -----------------------------
                                        Name:  Lee A. Dayton
                                        Title: President


                                   INTERNATIONAL BUSINESS MACHINES
                                   CORPORATION,


                                     by:/s/  JOHN E. HICKEY
                                        -----------------------------
                                        Name:  John E. Hickey
                                        Title: Vice President,
                                               Assistant General
                                               Counsel and
                                               Secretary